SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.4)

                           SILICON VALLEY GROUP, INC.
            ------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    827066101
            ------------------------------------------------------
                                 (CUSIP NUMBER)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      EQSF ADVISERS, INC.

      (EIN 13-3354359)
--------------------------------------------------------------
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
--------------------------------------------------------------
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  3   SEC USE ONLY

--------------------------------------------------------------
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK CORPORATION
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                    5 SOLE VOTING POWER

                             4,841,250
   NUMBER OF     ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                4,841,250
                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

--------------------------------------------------------------
--------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,841,250
--------------------------------------------------------------
--------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

--------------------------------------------------------------
--------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 11
           12.84%

--------------------------------------------------------------
--------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 12
           IA

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           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      M.J. WHITMAN ADVISERS, INC.

      (EIN 13-3686379)

--------------------------------------------------------------
--------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
--------------------------------------------------------------
--------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------
--------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK CORPORATION

--------------------------------------------------------------
--------------------------------------------------------------
                   5 SOLE VOTING POWER

                          475,750
   NUMBER OF     ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               NONE
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                475,750
                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                            NONE
--------------------------------------------------------------
--------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           475,750
--------------------------------------------------------------
--------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [  ]

--------------------------------------------------------------
--------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 11
           1.4%
--------------------------------------------------------------
--------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 12
           IA
--------------------------------------------------------------

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           MARTIN J. WHITMAN

           (###-##-####)

--------------------------------------------------------------
--------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]
      (b)  [  ]
--------------------------------------------------------------
--------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------
--------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------
--------------------------------------------------------------
                 5 SOLE VOTING POWER

   NUMBER OF               NONE  (SEE ITEM 4)
                 ---------------------------------------------
                 ---------------------------------------------
                 6 SHARED VOTING POWER

     SHARES                NONE
  BENEFICIALLY
    OWNED BY     ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER

   REPORTING               NONE  (SEE ITEM 4)

                 ---------------------------------------------
                 ---------------------------------------------
  PERSON WITH     8   SHARED DISPOSITIVE POWER

                                      NONE
--------------------------------------------------------------
--------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-    (SEE ITEM 4)
--------------------------------------------------------------
--------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [  ]

--------------------------------------------------------------
--------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-

--------------------------------------------------------------
--------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1.

     (A) NAME OF ISSUER:

         Silicon Valley Group, Inc. (the "Issuer").

     (B) ADDRESS OF ISSUER'S  PRINCIPAL  EXECUTIVE OFFICES
OR, IF NONE, RESIDENCE:

               2240 Ringwood Avenue, San Jose, California

95131

ITEM 2.

     (A) NAME OF PERSON FILING:

         This  schedule  is  being  jointly  filed  by EQSF
Advisers,   Inc.  ("EQSF"),  M.J.  Whitman  Advisers,  Inc.
("MJWA")  and  Martin  J.  Whitman,   the  Chief  Executive
Officer  of EQSF and MJWA and  controlling  person  of EQSF
and MJWA.  (EQSF,  MJWA and Martin J. Whitman are sometimes
collectively   referred   to   hereinafter   as   "Filer").
Attached  hereto  as an  exhibit  is a copy  of  the  joint
Schedule 13G filing agreement among the reporting persons.

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal executive office of EQSF, MJWA and Mr. Whitman is: 767 Third Avenue, New
York, New York 10017-2023.

     (C) CITIZENSHIP:

         The citizenship or place of organization of each of the reporting persons is as follows:

         EQSF

         New York State Corporation.

         MJWA

         New York State Corporation.

         MARTIN J. WHITMAN

         United States Citizen.

     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $1.00 par value per share.

     (E) CUSIP NUMBER:

         827066101

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser registered under section 203 OF THE INVESTMENT ADVISERS ACT OF 1940 (EQSF and MJWA).

ITEM 4.  OWNERSHIP.

         (a) & (b) EQSF beneficially owns 4,841,250 shares, or 12.84% of the class of securities of the issuer. MJWA beneficially owns 475,750 shares, or 1.43% of the class of securities of the issuer.

         (c)  (i) EQSF: 4,841,250
                  MJWA: 475,750

             (ii) Not applicable.

            (iii) EQSF: 4,841,250
                  MJWA: 475,750

             (iv) Not applicable.

     Mr. Whitman disclaims beneficial ownership of all such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 3,869,300 of the shares reported by EQSF, Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 128,400 of the shares reported by EQSF, Third Avenue Value Portfolio of the WRL Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 72,100 of the shares reported by EQSF, Style Select Series Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 25,000 of the shares reported by EQSF, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 25,000 of the shares reported by EQSF and Style Select Series Focused Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 245,700 of the shares reported by EQSF. Various clients for whom MJWA acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by MJWA.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION  AND  CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  January 16, 2001
                           --------------------------------
                              (Date)




                           EQSF ADVISERS, INC.

                           BY:/S/ MARTIN J. WHITMAN
                              ------------------------
                              Martin J. Whitman
                              Chairman, President and Chief Executive Officer

                           M.J. WHITMAN ADVISERS, INC.

                           BY:/S/  MARTIN J. WHITMAN
                              ----------------------
                              Martin J. Whitman
                              Chairman and Chief Executive Officer

                           S/  MARTIN J. WHITMAN
                           -----------------------
                               Martin J. Whitman, President